                                                 -------------------------------
             UNITED STATES                       OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION
         WASHINGTON, D.C. 20549
                                                 -------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 1997
                                                  Estimated average burden
                                                  hours per response.......14.90
                                                 -------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                                   Culp, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                      Common Stock, Par Value $.05 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   230215 10 5
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert G. Culp, III
 P.O. Box 2686, 101 South Main Street, High Point, North Carolina 27261-2686
                                (910) 889-5161
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 4, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP NO.    230215 10 5                            PAGE        OF        PAGES
----------------------------                        ----------------------------

-------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert G. Culp, III
            ###-##-####
------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  [ ]

-------------------------------------------------------------------------------
    3
            SEC USE ONLY
-------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    2,926,167
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      0
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      517,417
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      2,926,167
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,926,167
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

            (excludes 63,338 shares held of record by Reporting Person's spouse and 4,904 Shares held of record by Reporting Person's children or their spouses)
--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.1%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PRELIMINARY STATEMENT

         This Amendment No. 3 (this "Amendment") amends the Statement on
Schedule 13D (the "Initial Statement") filed by Robert G. Culp, III (the "Reporting Person") with the Securities and Exchange Commission on November 7, 1989, as amended on or about December 15, 1993 and on January 3, 1994, with respect to the shares (the "Shares") of common stock, par value $.05 per share, of Culp, Inc., a North Carolina corporation (the "Issuer"). This Amendment reports the disposition of 640,000 Shares held by the Robert G. Culp, Jr. Family Trust (the "Trust"). Such shares were sold by the subtrusts of the Trust for the benefit of Judith Culp Walker (the Reporting Person's sister) and Harry
R. Culp (the Reporting Person's brother). The Reporting Person has the sole power to vote and shares the power to dispose or direct the disposition of the Shares held by the Trust.

         The following items of the Initial Statement, as amended, are hereby amended and restated as follows.

         Item 1.  Security and Issuer.

         This Amendment relates to the Shares. The principal executive offices of Culp are located at 101 South Main Street, High Point, North Carolina 27261.

         Item 2.  Identity and Background.

         This Statement is filed by Robert G. Culp, III, (the "Reporting Person"). The business address of the Reporting Person is 101 South Main Street, High Point, North Carolina 27261. The Reporting Person is Chairman of the Board and Chief Executive Officer of the Issuer. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

         Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person used personal funds for the open-market purchase of 100 Shares on December 31, 1996, which were the first Shares traded on the New York Stock Exchange.

         Item 4.  Purpose of Transaction.

         Any Shares that the Reporting Person has acquired since the date of filing of the last amendment to the Initial Statement were acquired in connection with the grant of stock options or as described above in Item 3 and were acquired for investment purposes. The Reporting Person has no plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D.

         Item 5.  Interest in Securities of the Issuer.

         (a) As of February 12, 1997, the Reporting Person reports beneficial ownership of 2,926,167 Shares, or 23.1% of the outstanding Shares which includes 92,500 currently exercisable stock options beneficially owned by the

Reporting Person (See Item 6). The number of Shares reported does not include
(i) 63,338 Shares held of record by Susan B. Culp (the Reporting Person's wife),
(ii) 1,218 Shares held of record by Robert G. Culp, IV (the Reporting Person's son), (iii) 1,250 Shares held of record by Graham B. Culp (the Reporting Person's son), (iv) 1,218 Shares held of record by Susan B. Culp, Custodian for Lee F. Culp (the Reporting Person's daughter), under the North Carolina Uniform Transfers to Minors Act and (v) 1,218 Shares held of record by Leslie S. Culp (the Reporting Person's daughter-in-law). Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of these Shares held by his immediate family members.

         (b) The Reporting Person has sole voting power with respect to 2,926,167 Shares and the sole power to dispose of 517,417 Shares. Of the 2,926,167 Shares beneficially owned by the Reporting Person, 2,408,750 Shares are held of record by Winsal & Co., a nominee for the Trustee (First Union National Bank of Virginia) of the Trust, which holds the Shares in three subtrusts for the benefit of the Reporting Person, Judith Culp Walker (the Reporting Person's sister) and Harry R. Culp, (the Reporting Person's brother), respectively. Under the terms of the Trust, the Reporting Person has the sole power to vote or direct the voting of all 2,408,750 Shares held by the Trust, but the Reporting Person shares with the Trustee the power to dispose or direct the disposition of those Shares.

         (c) On February 4, 1997, 640,000 Shares were sold by the subtrusts of the Trust for the benefit of Judith Culp Walker and Harry R. Culp in a public offering of Shares pursuant to a Form S-3 filed with the Securities and Exchange Commission declared effective on January 27, 1997.

         On December 31, 1996, the Reporting Person purchased 100 Shares at $15.75 per share in an open-market transaction. The Reporting Person purchased these Shares as the first Shares traded on the New York Stock Exchange.

         On December 23, 1996, the Reporting Person disposed of by gift to his children and a spouse of one of his children 4,904 Shares.

         Other than these three specified transactions, the Reporting Person has not effected any transactions in the Shares during the past 60 days.

         (d) The Trustee of the Trust has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,408,750 of the 2,926,167 Shares beneficially owned by the Reporting Person.

         (e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The terms of the Robert G. Culp, Jr. Family Trust give sole voting power to the Reporting Person and joint dispositive power to the Reporting Person and the Trustee, as more particularly described in Item 5.

         The Reporting Person owns 92,500 presently exercisable stock purchase options which are more particularly described as follows:

         (i) The Issuer granted on June 16, 1992 to the Reporting Person an option to purchase 58,500 Shares at $4.62564 per share (as adjusted for a 30%, a 25% and a 50% stock dividend since the date of grant) pursuant to the Culp, Inc. Incentive Stock Option Plan. Such option terminates on June 15, 1997 unless sooner terminated due to the Reporting Person's death, disability or termination of employment;

         (ii) The Issuer granted on March 22, 1994 to the Reporting Person the option to purchase 10,000 Shares at $14.03 per share pursuant to the Culp, Inc. 1993 Stock Option Plan. Such option terminates on December 31, 2003 unless terminated earlier due to the Reporting Person's death, disability or termination of employment with the Issuer;

         (iii) The Issuer granted on September 20, 1994 to the Reporting Person an option to purchase 12,000 Shares at $9.90 per share pursuant to the Culp, Inc. 1993 Stock Option Plan. Such option terminates on September 19, 1999 unless sooner terminated due to the Reporting Person's death, disability or termination of employment; and

         (iv) The Issuer granted on July 3, 1995 to the Reporting Person an option to purchase 12,000 Shares at $8.53 per share pursuant to the Culp, Inc. 1993 Stock Option Plan. Such option terminates on July 2, 2000 unless sooner terminated due to the Reporting Person's death, disability or termination of employment.

         Item 7.  Material to be Filed as Exhibits.

         The following documents are attached to this Amendment as Exhibits:


                                                                                        Page on Which
Exhibit                             Document                                            Exhibit Appears

  F                                 Memorandum of Option                                Page 7 of 15
                                    for 10,000 Shares
                                    (Date of grant: March 22, 1994)

  G                                 Memorandum of Option                                Page 10 of 15
                                    for 12,000 Shares
                                    (Date of grant: September 20, 1994)

  H                                 Memorandum of Option                                Page 13 of 15
                                    for 12,000 Shares
                                    (Date of grant: July 3, 1995)






                           [Intentionally Left Blank]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



Date:  February 19, 1997             Signature:        /s/ Robert G. Culp, III

                              MEMORANDUM OF OPTION


         This memorandum of option evidences the grant of an option to Robert G. Culp, III ("Employee") pursuant to the Culp, Inc., 1993 Stock Option Plan (the "Plan"). This memorandum also describes the terms and conditions of the option.

         1. GRANT OF OPTION. Culp, Inc. (the "Corporation") hereby grants to the Employee an option to purchase 10,000 shares of the Corporation's common stock, $.05 par value, at a price of $14.03 per share. This option is granted as of March 22, 1994.

         2.       TERM.

                  (a) NORMAL TERM. The term of this option commences on March 22, 1994, and terminates on March 21, 1999; provided, however, that the option may be terminated earlier as provided below.

                  (b) EARLY TERMINATION. The option will terminate upon any of the following events:

                    (i) DEATH. The option will terminate three months after the death of the Employee who dies while employed by the Corporation or one of its subsidiaries.

                   (ii) DISABILITY. The option will terminate three months after the Employee's employment with the Corporation and its Subsidiaries terminates on account of the Employee's disability.

                  (iii) TERMINATION OF EMPLOYMENT. The option will terminate three months after the date the Employee's employment with the Corporation and its subsidiaries terminates for any reason other than death or disability.

         3. PAYMENT OF EXERCISE PRICE. The exercise price will be payable in full upon exercise of the option to purchase shares. Payment of the exercise price may be made in cash, or with shares of Culp common stock, valued at the fair market value on the date of exercise.

         4. TRANSFERABILITY. The option may not be transferred by the Employee, except upon the Employee's death by will or by the laws of descent and distribution.

         5. EXERCISE. This option may not be exercised until March 22, 1995 During the Employee's lifetime, only the Employee may exercise the option. If the Employee dies prior to the expiration date of this option, without having exercised his option as to all of the shares covered thereby, the option may be exercised, to the extent of the shares with respect to which the option could have been exercised on the date of the Employee's death, by the estate or a person who acquired the right to exercise the option by bequest or inheritance or by reason of the death of the Employee.

         The option shall be exercised by delivery to the Corporation of a Notice of Exercise in the form attached to this memorandum of option.

         6. ADMINISTRATION OF PLAN. The Plan is administered by a Committee appointed by the Corporation's Board of Directors. The Committee has the authority to construe and interpret the Plan, to make rules of general application relating to the Plan, to amend outstanding options, and to require of any person exercising this option, at the time of such exercise, the execution of any paper or the making of any representation or the giving of any commitment that the Committee shall, in its discretion, deem necessary or advisable by reason of the securities laws of the United States or any State, or the execution of any paper or the payment of any sum of money in respect of taxes or the undertaking to pay or have paid any such sum that the Committee shall, in its discretion, deem necessary by reason of the Internal Revenue Code or any rule or regulation thereunder, or by reason of the tax laws of any State.

         This option is granted pursuant to the Plan and is subject to the terms thereof.

         7. CAPITAL ADJUSTMENTS. The number of shares of common stock covered by this option, and the option price thereof, will be subject to an appropriate and equitable adjustment, as determined by the Committee, to reflect any stock dividend, stock split or share combination, and will be subject to such adjustment as the Committee may deem appropriate to reflect any exchange of shares, recapitalization, merger, consolidation, separation, reorganization, liquidation or the like, of or by the Corporation.

         8. RIGHTS AS A SHAREHOLDER. The Employee, or a transferee of any option, shall have no rights as a shareholder with respect to any shares subject to this option until the date of the issuance of a stock certificate to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in paragraph 7 hereof.

         9. INCENTIVE STOCK OPTION RULES. It is intended that this option may qualify for treatment for federal income tax as an "incentive stock option" as that term is defined by Section 422 of the Internal Revenue Code, provided that the Employee observes with the following additional rules concerning the exercise of the option:

                  (a) None of the shares acquired upon exercise of this option may be sold or otherwise disposed of by the Employee within 2 years of the date this option is granted.

                  (b) None of the shares acquired upon exercise of this option may be sold or otherwise disposed of within 1 year of the date on which such shares are transferred to the Employee.

                  (c) At all times beginning on the date this option is granted and ending 3 months prior to the date on which the option is exercised, the Employee must remain employed by the Corporation or one of its Subsidiaries.

         Note: Failure to follow these rules will disqualify the Employee from treating the acquisition of shares pursuant to this option as an acquisition of shares pursuant to an "incentive stock option" under the Internal Revenue Code. The Employee should consult his own tax adviser concerning the tax treatment of this option.

         To evidence their agreement to the terms and conditions of this option, the Corporation and the Employee have signed this memorandum of option.

                                   CORPORATION:

                                   Culp, Inc.


                                   By /s/ Kenneth M. Ludwig

                                   EMPLOYEE:


                                   /s/ Robert G. Culp, III

                              MEMORANDUM OF OPTION


      This memorandum of option evidences the grant of an option to Robert G. Culp, III ("Employee") pursuant to the Culp, Inc., 1993 Stock Option Plan (the "Plan"). This memorandum also describes the terms and conditions of the option.

      1. GRANT OF OPTION. Culp, Inc. (the "Corporation") hereby grants to the Employee an option to purchase 12,000 shares of the Corporation's common stock, $.05 par value, at a price of $9.90 per share. This option is granted as of September 20, 1994.

      2. TERM.

         (A) NORMAL TERM. The term of this option commences on September 20, 1994, and terminates on September 19, 1999, provided, however, that the option may be terminated earlier as provided below.

         (b) EARLY TERMINATION. The option will terminate upon any of the following events:

                             (i) DEATH. The option will terminate three months after the death of the Employee who dies while employed by the Corporation or one of its subsidiaries.

                            (ii) DISABILITY. The option will terminate three months after the Employee's employment with the Corporation and its Subsidiaries terminates on account of the Employee's disability.

                           (iii) TERMINATION OF EMPLOYMENT. The option will terminate three months after the date the Employee's employment with the Corporation and its subsidiaries terminates for any reason other than death or disability.

         3. PAYMENT OF EXERCISE PRICE. The exercise price will be payable in full upon exercise of the option to purchase shares. Payment of the exercise price may be made in cash, or with shares of Culp common stock, valued at the fair market value on the date of exercise.

         4. TRANSFERABILITY. The option may not be transferred by the Employee, except upon the Employee's death by will or by the laws of descent and distribution.

         5. EXERCISE. This option may not be exercised until September 20, 1995. During the Employee's lifetime, only the

Employee may exercise the option. If the Employee dies prior to the expiration date of this option, without having exercised his option as to all of the shares covered thereby, the option may be exercised, to the extent of the shares with respect to which the option could have been exercised on the date of the Employee's death, by the estate or a person who acquired the right to exercise the option by bequest or inheritance or by reason of the death of the Employee.

         The option shall be exercised by delivery to the Corporation of a Notice of Exercise in the form attached to this memorandum of option.

         6. ADMINISTRATION OF PLAN. The Plan is administered by a Committee appointed by the Corporation's Board of Directors. The Committee has the authority to construe and interpret the Plan, to make rules of general application relating to the Plan, to amend outstanding options, and to require of any person exercising this option, at the time of such exercise, the execution of any paper or the making of any representation or the giving of any commitment that the Committee shall, in its discretion, deem necessary or advisable by reason of the securities laws of the United States or any State, or the execution of any paper or the payment of any sum of money in respect of taxes or the undertaking to pay or have paid any such sum that the Committee shall, in its discretion, deem necessary by reason of the Internal Revenue Code or any rule or regulation thereunder, or by reason of the tax laws of any State.

         This option is granted pursuant to the Plan and is subject to the terms thereof.

         7. CAPITAL ADJUSTMENTS. The number of shares of common stock covered by this option, and the option price thereof, will be subject to an appropriate and equitable adjustment, as determined by the Committee, to reflect any stock dividend, stock split or share combination, and will be subject to such adjustment as the Committee may deem appropriate to reflect any exchange of shares, recapitalization, merger, consolidation, separation, reorganization, liquidation or the like, of or by the Corporation.

         8. RIGHTS AS A SHAREHOLDER. The Employee, or a transferee of any option, shall have no rights as a shareholder with respect to any shares subject to this option until the date of the issuance of a stock certificate to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in paragraph 7 hereof.

         9. INCENTIVE STOCK OPTION RULES. It is intended that this option may qualify for treatment for federal income tax as an "incentive stock option," as that term is defined by Section 422 of the

Internal Revenue Code, provided that the Employee observes with the following additional rules concerning the exercise of the option

                  (a) None of the shares acquired upon exercise of this option may be sold or otherwise disposed of by the Employee within 2 years of the date this option is granted.

                  (b) None of the shares acquired upon exercise of this option may be sold or otherwise disposed of within 1 year of the date on which such shares are transferred to the Employee.

                  (c) At all times beginning on the date this option is granted and ending 3 months prior to the date on which the option is exercised, the Employee Must remain employed by the Corporation or one of its Subsidiaries.

         Note: Failure to follow these rules will disqualify the Employee from treating the acquisition of shares pursuant to this option as an acquisition of shares pursuant to an "incentive stock option" under the Internal Revenue Code. The Employee should consult his own tax adviser concerning the tax treatment of this option.

         To evidence their agreement to the terms and conditions of this option, the Corporation and the Employee have signed this memorandum of option.


                                   CORPORATION:

                                   Culp, Inc.


                                   By /s/ Kenneth M. Ludwig


                                   EMPLOYEE:



                                   /s/ Robert G. Culp, III

                              MEMORANDUM OF OPTION


      This memorandum of option evidences the grant of an option to Robert G. Culp, III ("Employee") pursuant to the Culp, Inc., 1993 Stock Option Plan (the "Plan"). This memorandum also describes the terms and conditions of the option.

      1. GRANT OF OPTION. Culp, Inc. (the "Corporation") hereby grants to the Employee an option to purchase 12,000 shares of the Corporation's common stock, $.05 par value, at a price of $8.53 per share. This option is granted as of July 3, 1995.

      2. TERM.

         (a) NORMAL TERM. The term of this option commences on July 3, 1995, and terminates on July 2, 2000, provided, however, that the option may be terminated earlier as provided below.

         (b) EARLY TERMINATION. The option will terminate upon any of the following events:

                             (i) DEATH. The option will terminate three months after the death of the Employee who dies while employed by the Corporation or one of its subsidiaries.

                            (ii) DISABILITY. The option will terminate three months after the Employee's employment with the Corporation and its Subsidiaries terminates on account of the Employee's disability.

                           (iii) TERMINATION OF EMPLOYMENT. The option will terminate three months after the date the Employee's employment with the Corporation and its subsidiaries terminates for any reason other than death or disability.

         3. PAYMENT OF EXERCISE PRICE. The exercise price will be payable in full upon exercise of the option to purchase shares. Payment of the exercise price may be made in cash, or with shares of Culp common stock, valued at the fair market value on the date of exercise.

         4. TRANSFERABILITY. The option may not be transferred by the Employee, except upon the Employee's death by will or by the laws of descent and distribution.

         5. EXERCISE. This option may not be exercised until July 3, 1996. During the Employee's lifetime, only the Employee may exercise the option. If the Employee dies prior to the expiration date of this option, without having exercised his option as to all of the shares covered thereby, the option may be exercised, to the extent of the shares with respect to which the option could have been exercised on the date of the Employee's death, by the estate or a person who acquired the right to exercise the option by bequest or inheritance or by reason of the death of the Employee.

         The option shall be exercised by delivery to the Corporation of a Notice of Exercise in the form attached to this memorandum of option.

         6. ADMINISTRATION OF PLAN. The Plan is administered by a Committee appointed by the Corporation's Board of Directors. The Committee has the authority to construe and interpret the Plan, to make rules of general application relating to the Plan, to amend outstanding options, and to require of any person exercising this option, at the time of such exercise, the execution of any paper or the making of any representation or the giving of any commitment that the Committee shall, in its discretion, deem necessary or advisable by reason of the securities laws of the United States or any State, or the execution of any paper or the payment of any sum of money in respect of taxes or the undertaking to pay or have paid any such sum that the Committee shall, in its discretion, deem necessary by reason of the Internal Revenue Code or any rule or regulation thereunder, or by reason of the tax laws of any State.

         This option is granted pursuant to the Plan and is subject to the terms thereof.

         7. CAPITAL ADJUSTMENTS. The number of shares of common stock covered by this option, and the option price thereof, will be subject to an appropriate and equitable adjustment, as determined by the Committee, to reflect any stock dividend, stock split or share combination, and will be subject to such adjustment as the Committee may deem appropriate to reflect any exchange of shares, recapitalization, merger" consolidation, separation, reorganization, liquidation or the like, of or by the Corporation.

         8. RIGHTS AS A SHAREHOLDER. The Employee, or a transferee of any option, shall have no rights as a shareholder with respect to any shares subject to this option until the date of the issuance of a stock certificate to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in paragraph 7 hereof.


         9. INCENTIVE STOCK OPTION RULES. It is intended that this option may qualify for treatment for federal income tax as an "incentive stock option," as that term is defined by Section 422 of the Internal Revenue Code, provided that the Employee observes with the following additional rules concerning the exercise of the option:

                  (a) None of the shares acquired upon exercise of this option may be sold or otherwise disposed of by the Employee within 2 years of the date this option is granted.

                  (b) None of the shares acquired upon exercise of this option may be sold or otherwise disposed of within 1 year of the date on which such shares are transferred to the Employee.

                  (c) At all times beginning on the date this option is granted and ending 3 months prior to the date on which the option is exercised, the Employee must remain employed by the Corporation or one of its Subsidiaries.

         Note: Failure to follow these rules will disqualify the Employee from treating the acquisition of shares pursuant to this option as an acquisition of shares pursuant to an "incentive stock option" under the Internal Revenue Code. The Employee should consult his own tax adviser concerning the tax treatment of this option.

         To evidence their agreement to the terms and conditions of this option, the Corporation and the Employee have signed this memorandum of option.



                            CORPORATION:

                            Culp, Inc.


                            By /s/ Kenneth M. Ludwig

                            EMPLOYEE:


                            /s/ Robert G. Culp, III



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